SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter A. Lodwick, Esq. Amy R. Curtis, Esq. Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement initially filed on March 6, 2006, as amended by Amendment No. 1 filed on March 10, 2006, Amendment No. 2 filed on March 24, 2006, Amendment No. 3 filed on April 5, 2006, Amendment No. 4 filed on May 3, 2006 and Amendment No. 5 filed on May 11, 2006 (as amended and supplemented by this Amendment No. 6, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (“LNA” or the “Company”), relating to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. (the “EPS Offer”). The Offer was initially at an Offer price of $75.00 per share (the “Initial Offer”), and Lafarge S.A. and Efalar filed the Supplement to the Offer to Purchase dated April 7, 2006 to reflect, among other things, the increase of the Offer price to $82.00 per share (the “Interim Offer”), and filed the Second Supplement to the Offer to Purchase dated May 1, 2006 to reflect, among other things, the increase of the Offer price to $85.50 per share (the Offer as amended to the date hereof, the “Amended Offer”), as disclosed in a Tender Offer Statement on Schedule TO initially filed by Lafarge S.A. with the SEC on February 21, 2006, as amended from time to time (the “Schedule TO”).
ITEM 4. The Solicitation or Recommendation.
     The information contained in the section titled “Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Item 4. of the Statement is hereby amended by inserting the following paragraph immediately after the subsection “Supplementary Analyses” and immediately prior to the subsection “Miscellaneous”:
     Analyses presented March 23, 2006. Merrill Lynch and Blackstone also presented to the Special Committee certain financial analyses in support of their respective inadequacy opinions dated as of March 23, 2006 delivered to the Special Committee with respect to the Initial Offer of $75.00 per share, as described under Item 4. “ — Background of the Offer.” The valuation analyses contained in the materials presented to the Special Committee on March 23, 2006 were substantially the same as the analyses contained in the materials of April 23, 2006, which are described above, except that the materials of March 23, 2006 (1) reflected market share prices, company specific information as of March 22, 2006 and the terms of the Initial Offer at $75.00 per share, (2) presented the discounted cash flow analyses using a broader range of multiples for the terminal value analyses of 7.5x to 9.5x (instead of 8.0x to 9.0x) as described above under “Discounted cash flow analysis,” and (3) in the public company comparables analysis, presented a valuation summary for such analysis on the basis of the North American and international companies being combined together as a single group (instead of grouping them separately), after applying a range of 33% to 67% (instead of 50%) of the Company’s historical multiple discount. As a result of these differences, the March 23, 2006 materials implied a range of valuations at such time (rounded to the nearest quarter) of $77.50 to $115.50 using a public company comparables analysis, $75.25 to $94.50 using a minority “squeeze-out” premiums paid analysis, $69.75 to $89.75 using a discounted cash flow analysis without acquisitions, and $70.00 to $96.75 using a discounted cash flow analysis with acquisitions. The full text of the Merrill Lynch and Blackstone presentation from the March 23, 2006 meeting is set forth in Exhibit (c)(4) to the Schedule 13E-3 filed by the Company with the SEC on May 12, 2006 in connection with the Amended Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.
By:	/s/ Eric C. Olsen
	Name:	Eric C. Olsen
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 11, 2006

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